Moleculin Biotech, Inc.

5300 Memorial Drive, Suite 950

Houston, TX 77007

April 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	Moleculin Biotech, Inc. Registration Statement on Form S-3 Filed March 27, 2026 File No. 333-294686

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on April 14, 2026, or as soon thereafter as possible on such date.

Very truly yours, Moleculin Biotech, Inc.

By:	/s/ Jonathan P. Foster
Name: Jonathan P. Foster Title: Chief Financial Officer